Disposal of Treasury Stocks as Employee Award

On October 1, 2013, the Executive Management Committee has approved treasury stock disposal plan as follows:

¡à Purpose of plan: To award employees treasury stocks in recognition of outstanding performance and long term service
¡à Planned amount: KRW 642,000,000
¡à Category and number of shares to be disposed: Common shares, 2,009 shares
¡à Disposal Method: Off-floor order
¡à Disposal Period: October 7, and 8, 2013(2 days)
¡à Security Brokerage Firm: None

¡Ø The Agenda ‘Disposal of Treasury Stocks as Employee Award’ was approved at the Board of Directors’ Meeting held on February 7, 2013, where the responsibility of the disposal of the treasury stocks was delegated to the Executive Management Committee